UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*

                              DANIEL GREEN COMPANY
                                (Name of Issuer)

                          COMMON STOCK, $2.50 PAR VALUE
                         (Title of Class of Securities)

                                    392775102
                                 (CUSIP Number)

                              Warren J. Reardon III
                              Daniel Green Company
                                 One Main Street
                         Dolgeville, New York 13329-1398
                                 (315) 429-3131
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 1, 1997
             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.


Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



CUSIP No. 392775102                                            Page 2 of 4 Pages
-------------------                                            -----------------




1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Warren J. Reardon III
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |X|

3          SEC USE ONLY


4          SOURCE OF FUNDS*

           PF, BK
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                             |_|

6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
                            7          SOLE VOTING POWER
         NUMBER OF
          SHARES                       15,000
       BENEFICIALLY         8                SHARED VOTING POWER
         OWNED BY
           EACH                              0
         REPORTING          9                SOLE DISPOSITIVE POWER
          PERSON
           WITH                              15,000
                            10               SHARED DISPOSITIVE POWER

                                             0
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           15,000
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           |_|

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.8%
14         TYPE OF REPORTING PERSON*

           IN
---------- ---------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D



CUSIP No. 392775102                                            Page 3 of 4 Pages
-------------------                                            -----------------



Item 1.  Security and Issuer

         This Schedule relates to shares of the Common Stock, par value $2.50 per share ("Common Stock") of Daniel Green Company (the "Issuer"). The Issuer's principal executive office is located at One Main Street, Dolgeville, New York 13329.

Item 2.  Identity and Background

         This Statement is submitted by Warren J. Reardon III, whose business address is Daniel Green Company, One Main Street, Dolgeville, New York 13329. He is the President and Chief Operating Officer of the Issuer.

         Mr. Reardon has not, during the last five years, been convicted in a criminal proceeding and has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         This statement relates to the December 31, 1997 transfer of 81,071 shares of Daniel Green Company from Mr. Reardon to his wife, and the transfer of 1,000 shares to each of his three daughters. This transfer reduced the entire interest of Mr. Reardon in the outstanding Common Stock of the Company to 3,000 shares of Common Stock and 12,000 options issued pursuant to the Issuer's Stock Incentive Plan.

Item 4.  Purpose of Transaction

         The transfer of the Shares from Mr. Reardon to his wife and daughters was a gift motivated by estate planning considerations

Item 5.  Interest in Securities of the Issuer

         Reference is made to Items 7 through 13 of the Cover Page and Item 3 above.

Item 6.  Contracts, Arrangements, Understandings or Relationships
             with Respect to Securities of the Issuer

         None

                                  SCHEDULE 13D



CUSIP No. 392775102                                            Page 4 of 4 Pages
-------------------                                            -----------------



Item 7.  Material to Be Filed as Exhibits

         None

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                            /s/ Warren J. Reardon III
                                            Warren J. Reardon III


Date: 1/9/98